Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31,		Six Months Ended March 31,
	2006	2005	2006	2005
Numerator:
Net Income	$3,543,656	$2,049,470	$6,614,110	$3,234,857

Denominator:
Denominator for basic earnings per share-weighted-average shares	10,874,278	10,258,510	10,772,462	10,151,819
Effect of dilutive securities:
Employee stock options	159,407	146,600	124,918	137,823
Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	11,033,685	10,405,110	10,897,380	10,289,642

Basic earnings per share	$0.33	$0.20	$0.61	$0.32
Diluted earnings per share	$0.32	$0.20	$0.61	$0.31